

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

January 12, 2016

Celal Refi Fetholmaz Özgen
Economic Counselor
Turkish Embassy
Office of the Economic Counselor
2525 Massachusetts Avenue, N.W.
Washington, D.C. 20008

Re: The Republic of Turkey
Registration Statement under Schedule B
Filed December 15, 2015
File No. 333-208553

Amendment No. 1 to Form 18-K for Fiscal Year Ended December 31, 2014
Filed December 14, 2015
Form 18-K for Fiscal Year Ended December 31, 2014
Filed September 21, 2015
File No. 033-37817

Dear Mr. Özgen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

General

1. To the extent possible, please update all statistics in the registration statement and the Form 18-K to provide the most recent data.

Cover Page

2. Please disclose that the Republic of Turkey may issue debt securities that include collective action clauses and briefly describe the effect of those clauses.

Where You Can Find More Information, page 2

3. Please specifically incorporate by reference the amended Form 18-K filed on December 14, 2015.

4. Please revise to include a toll-free telephone number or advise.

Debt Securities, page 3

5. We note the disclosure on page 4 that prospectus supplements may describe any United States federal or Turkish income tax consequences applicable to the specific series of debt securities. To the extent that the Republic of Turkey provides tax disclosure in its prospectus supplements, it also should file counsel's related tax opinion.

Amendment No. 1 to Form 18-K for Fiscal Year Ended December 31, 2014

Exhibit 99.D

Public Finance and Budget, page 6

6. We note your disclosure on page 7 that as of December 12, 2015, the provisional budget had not yet been enacted. Please revise to update this information. In addition, clarify what would happen if a budget were not enacted by the applicable deadline.

International Relations, page 8

7. Please clarify here that "DAESH" is a synonym for ISIS or ISIL or advise.

Form 18-K for Fiscal Year Ended December 31, 2014

Exhibit 99.D

Key Economic Indicators, page 5

8. Either in an abbreviated or full amendment to the Form 18-K, please include a table that summarizes in one location the key economic data over a five-year period and any subsequent interim periods, including nominal and real GDP, consumer price index, industrial product price index, unemployment, balance of payments, public finance and public debt figures.

9. Please expand the discussion in this section to explain reasons for material changes in the key economic indicators.

Iraq, page 46

10. Please revise your disclosure on page 47 to state what items Turkey exports to Iraq and what attributed to a large increase in exports from 2010 to 2014. In addition, please list major industries of Turkish companies operating in Iraq.

Iran, page 48

11. We note your disclosure that the volume of trade between Turkey and Iran reached the record level of $21 billion. Please disclose the major products and services traded between the two countries. In addition, refer to sections entitled "Asia-Pacific" on page 60, "Africa" on page 62 and "Latin America" on page 63 and disclose major products and services traded between Turkey and these regions.

Economy

Global Financial Crisis, page 65

12. Please clarify the meaning of "Maastricht criteria" to clarify that it relates to the EU's required debt ratios.

Principal Industries, page 69

13. Please update the table on page 70 with 2014 and 2015 data. In addition, disclose the reasons for material changes in principal industries.

Employment and Wages, page 85

14. Please include additional information on the employment rate with respect to age, gender, and any seasonal employment.

Foreign Direct Investments, page 118

15. We note your disclosure of foreign direct investment by economic sector and by country. Please revise to provide a narrative discussion of the reasons for material changes in the amounts of foreign direct investment in Turkey and Turkey's investment abroad.

Monetary Policy and Inflation, page 131

16. Please define "M1" and "M2" in Table 32 on page 136.

State Owned Enterprises, page 172

17. To the extent an entity is material, please include a measure of revenues or losses for the entity. Please include a discussion of the reasons for material increases or decreases in net profits/losses in the aggregate as compared to the prior year for the state owned enterprises.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3601.

Sincerely,

Tonya K. Aldave
Attorney-Advisor

cc: Steven G. Tepper
        Arnold & Porter LLP